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                 April 21, 2022

       Michael Myers
       Chief Executive Officer
       Quoin Pharmaceuticals, Ltd.
       Azrieli Center, Round Tower, 30th Floor
       132 Menachem Begin Blvd
       Tel Aviv, 6701101

                                                        Re: Quoin
Pharmaceuticals, Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 15,
2022
                                                            File No. 333-264305

       Dear Dr. Myers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Yelena Barychev